Jpak Group, Inc.

15 Xinghua Road

Qingdao, Shandong Province, 266401

People’s Republic of China

January 19, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	Re: Jpak Group, Inc.
Post-Effective Amendment No.9 to Registration Statement on Form S-1
Filed January 19, 2011
File No. 333-164100

Dear Ms. Parker:

We filed the above referenced Post Effective Amendment on January 19, 2012 (the “Post Effective Amendment”). We hereby request that the Post-Effective Amendment be declared effective at 4:30 p.m. Eastern Standard Time on January 23, 2012.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in each of the filings;
  should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
JPAK GROUP INC.

/s/ Yijun Wang_____________
By: Yijun Wang, CEO